STROOCK & STROOCK & LAVAN LLP
180 MAIDEN LANE
 NEW YORK, NEW YORK  10038
August 24, 2016
VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Patrick Scott

Re:	Dreyfus Index Funds, Inc.
(File Nos.: 33-31809 and 811-5883)
Dreyfus Midcap Index Fund, Inc.
(File Nos.: 33-41078 and 811-6325)

Ladies and Gentlemen:
On behalf of the above referenced registrants, on or about August 26, 2016 the Funds (as defined below) plan to file with the Securities and Exchange Commission (the "Commission"), under the Securities Act of 1933, as amended (the "Securities Act"), and the Investment Company Act of 1940, as amended (the "1940 Act"), a Post-Effective Amendment (the "Amendments") to each Fund's Registration Statement on Form N-1A (the "Registration Statements").  The Amendments will relate to Post-Effective Amendments (the "485(a) Amendments") to the Registration Statements that were filed with the Commission pursuant to Rule 485(a)(1) under the Securities Act on May 31, 2016 for the purpose of redesignating existing shares as Investor shares and adding new Class I shares to Dreyfus International Stock Index Fund and Dreyfus Smallcap Stock Index Fund, series of Dreyfus Index Funds, Inc., and Dreyfus Midcap Index Fund, Inc. (each a "Fund" and together with Dreyfus S&P 500 Index Fund, a series of Dreyfus Index Funds, Inc., the "Funds").
The Amendments are being filed in order to respond to comments of the staff (the "Staff") of the Commission on the 485(a) Amendments that were provided to the undersigned by Patrick Scott of the Staff via telephone on July 14, 2016 and to complete previously incomplete portions of the filings, including updating financial information, to make certain other non-material revisions and to file exhibits, including the consents of the Funds' independent registered public accounting firm.
The prospectus and statement of additional information ("SAI") included in the Amendments will be marked to indicate changes from the versions filed as part of the 485(a) Amendments.
For the convenience of the Staff, and for completeness purposes, the Staff's comments have been restated below in their entirety, and the response is set out immediately following each comment.  We have considered comments made by the Staff with respect to one 485(a) Amendment as applicable to similar disclosure elsewhere in the 485(a) Amendment and in the other 485(a) Amendment.  Capitalized terms used but not defined herein have the meanings assigned to them in the Amendments.
Prospectus
Front Cover
1.	Staff Comment: Please update the ticker symbols on EDGAR for each new share class when available.
Response:  The ticker symbols have been updated on EDGAR for each new share class.
Fund Summary—Fees and Expenses
All Funds except Dreyfus Midcap Index Fund, Inc.

2.	Staff Comment: Please confirm that the arrangements disclosed in footnote * to the fee table in the prospectus are substantially similar to those in place for other Dreyfus unitary fee funds (for example, General Treasury and Agency Money Market Fund ("GTAMMF"), a series of The Dreyfus/Laurel Funds, Inc.). In addition, please note that, unless the arrangements may not be amended without the approval of the fund's shareholders, they cannot be included in a footnote to the fee table unless they cannot be terminated for at least one year from the effective date of the Amendments.
Response:  The arrangements for each Fund are substantially similar to those in place for GTAMMF, except that the Funds pay the expenses of Fund counsel and then Dreyfus' fee is paid net of Fund counsel expenses.  The end result to the Funds and GTAMMF is the same, of course.  Each footnote * will be revised to reflect this difference (the various Dreyfus unitary fee funds generally follow one of these two forms).  In addition, we note that each footnote * states that the arrangements may not be amended without the approval of the Fund's shareholders.
Dreyfus Midcap Index Fund, Inc. only
3.	Staff Comment: Footnote * to the fee table in the prospectus is formulated differently than the footnotes in place for other Dreyfus unitary fee funds, such as GTAMMF and the other Funds. Please supplementally explain the different formulation. In addition, the footnote does not disclose whether Dreyfus' agreement to reduce its fees in an amount equal to the fees and expenses of the non-interested board members and their counsel may be amended without the approval of the Fund's shareholders. If the agreement may be amended without the approval of the fund's shareholders, it cannot be included in the footnote to the fee table unless it cannot be terminated for at least one year from the effective date of the Amendments.
Response:  Footnote * with respect to the Fund will be revised to be consistent with the footnote for the other Funds, as revised (see the response to Comment No. 2).
Fund Summary—Principal Investment Strategy
All Funds

4.	Staff Comment: Please revise each Fund's principal investment strategy to indicate the Fund's policy with respect to the investment of 80% of its assets ("80% policy"), as required by Rule 35d-1 under the 1940 Act. This may be accomplished by adding a clarifying sentence stating that the Fund's principal investment strategy, as currently stated, complies with the Fund's 80% policy. Please make corresponding changes in Fund Details—Goal and Approach.
Response:  We believe that, given the Funds' stated investment policies, disclosure of an 80% policy in the prospectus together with the statement that either the Fund (a) "generally is fully invested [in investments complying with the requisite 80% policy] (all Funds except Dreyfus Smallcap Stock Index Fund) or (b) "invests in a representative sample of [investments complying with the requisite 80% policy] . . . at times, the fund may be fully invested in all stocks that comprise the index" (Dreyfus Smallcap Stock Index Fund) would be confusing to investors, who expect an index fund to be fully invested in securities comprising the index, or a representative sample thereof.  Each Fund's 80% policy is disclosed in the SAI in the second chart in Investment Restrictions—Fundamental and Nonfundamental Policies Related to Fund Investment Objectives, Diversification and Names.  In addition, the first sentence of the first paragraph in Fund Summary—Dreyfus Smallcap Stock Index Fund—Principal Investment Strategy will be revised in the Amendment as follows (with a corresponding change in Fund Details—Goal and Approach—Dreyfus Smallcap Stock Index Fund):
To pursue its goal, the fund generally is fully invested in a representative sample of stocks included in the S&P SmallCap 600® Index and in futures whose performance is tied to the index.
Fund Summary—Principal Risks
All Funds
5.	Staff Comment: Please add risk disclosure for the use of derivatives and futures to the extent their use is considered a principal investment strategy of a Fund.
Response:  Use of derivatives and futures is not considered a principal investment strategy of any of the Funds, but rather futures are referenced as part of each Fund's policy to be "fully invested."
All Funds
6.	Staff Comment: If a Fund's use of futures and/or other derivatives is counted for the purposes of complying with its 80% policy, please confirm that they are valued at market value and not notional value.
Response:  The Funds will value any futures and/or other derivatives at market value for purposes of compliance with their respective 80% policies.
Fund Summary—Performance
Dreyfus S&P 500 Index Fund only
7.	Staff Comment: Please clarify the disclosure in the first paragraph to note that the existing share class of Dreyfus S&P 500 Index Fund will be redesignated as Investor shares, as subsequently noted in Shareholder Guide—Financial Highlights.
Response:  The existing share class of Dreyfus S&P 500 Index Fund will not be redesignated as Investor shares.  Only the existing share classes of the other Funds will be redesignated as Investor shares, as noted in Shareholder Guide—Financial Highlights and elsewhere in the 485(a) Amendments.  Accordingly, no additional disclosure is necessary.
Fund Details—Goal and Approach
8.	Staff Comment: Please state each Fund's investment objective in Item 9.
Response:  Each Fund's investment objective is stated in Item 9 immediately following the subheading for each Fund.
9.	Staff Comment: Please state that each Fund's investment objective may only be changed with the approval of the fund's shareholders because it is a fundamental policy of the Fund. As this disclosure is not required by Form N-1A, please state any rationale for not including this disclosure in Item 9.
Response:  Item 9(a) of Form N-1A requires a fund to state its "investment objectives and, if applicable, state that those investment objectives may be changed without shareholder approval."  Item 9(a) does not require a fund to state that an investment objective may not be changed without shareholder approval.  The ability of a fund to change its investment objective without shareholder vote warrants special attention, whereas the lack of such ability does not.
Each Fund's fundamental policies (which include each Fund's investment objective) are disclosed in the SAI in Investment Restrictions—Fundamental Policies.  There, the first sentence of the first paragraph notes that a fund's fundamental policies "may not be changed without the approval of the holders of a majority of the fund's outstanding voting securities (as defined in the 1940 Act)."  Accordingly, we do not believe that adding similar disclosure in Item 9 is necessary given that none of the Funds' other fundamental policies have such disclosure in Item 9.
10.	Staff Comment: Please state how each Fund's 80% policy may be changed, i.e., with or without the approval of the Fund's shareholders.
Response:  See the response to Comment No. 4 above.  In addition, please note that the second chart in Investment Restrictions—Fundamental and Nonfundamental Policies Related to Fund Investment Objectives, Diversification and Names in the SAI states whether each Fund's 80% policy is fundamental or nonfundamental (i.e., cannot or can, respectively, be changed without shareholder approval).
11.	Staff Comment: Please confirm that the Standard & Poor's 500 Composite Stock Price Index, which is referenced in the first paragraph of Fund Details—Goal and Approach—Dreyfus S&P 500 Index Fund, is the same index as the one referred to elsewhere in the 485(a) Amendments as the "S&P 500 Index." If confirmed, please conform the disclosure to be consistent throughout the Amendments.
Response:  The Standard & Poor's 500 Composite Stock Price Index is the same index referred to elsewhere in the 485(a) Amendments as the "S&P 500 Index."  The disclosure will be conformed to "S&P 500 Index" in the Amendments.
Fund Details—Investment Risks
12.	Staff Comment: The third paragraph of Fund Details—Goal and Approach—Dreyfus Smallcap Stock Index Fund states:
The fund's portfolio managers select portfolio investments for the fund using a "sampling" process based on market capitalization, industry representation and other means.  To the extent the fund's portfolio managers use sampling techniques, the fund may not track the S&P® SmallCap 600 Index as closely as it would if it were fully replicating the index.
Please add more detailed risk disclosure regarding the Fund's use of "sampling."
Response:  The following will be added in Fund Details—Investment Risks (with a summary version in Fund Summary—Dreyfus Smallcap Stock Index Fund—Principal Risks) in the Amendments:
Index sampling risk.  The fund's use of sampling techniques will result in it holding a smaller number of securities than are in the index, and the fund may not track the index as closely as it would if it were fully replicating the index.  For example, an adverse development respecting an issuer of securities held by the fund could result in a greater decline in the fund's NAV than would be the case if the fund held all of the securities in the index.  Conversely, a positive development relating to an issuer of securities in the index that is not held by the fund could cause the fund to underperform the index.  To the extent the assets in the fund are smaller, these risks will be greater.
13.	Staff Comment: Please explain the rationale for not considering "derivatives risk" a principal investment risk given the Item 4 disclosure that each Fund uses futures as part of its principal investment strategy.
Response:  Please see the response to Comment No. 5 above.
14.	Staff Comment: The Derivatives risk disclosure does not adequately describe the risks associated with the Funds' use of futures and derivatives. Please tailor the "derivatives risk" disclosure to more closely track the specific futures and derivatives employed by the Funds.
Response:  Derivatives risk will be replaced with the following:
Futures contracts risk.  A small investment in derivatives such as futures contracts could have a potentially large impact on the fund's performance.  The use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in the underlying assets.  Derivatives can be highly volatile and there is the risk that changes in the value of a derivative held by the fund will not correlate with the underlying instruments or the fund's other investments.  If a derivative transaction is particularly large or if the relevant market is illiquid, it may not be possible to initiate a transaction or liquidate a position at an advantageous time or price.
Shareholder Guide—Buying and Selling Shares—How to Sell Shares
15.	Staff Comment: The fourth sentence of the first paragraph states: "Your order will be processed promptly and you will generally receive the proceeds within a week." Please replace "a week" with "seven days." Please make conforming changes to the disclosure elsewhere in the Amendments, as appropriate.
Response:  The requested changes will be made in the Amendments.
16.	Staff Comment: Please add "or until the fund receives verification of clearance of the funds used to purchase such shares" at the end of each bullet point in the second paragraph. Please make conforming changes to the disclosure elsewhere in the Amendments, as appropriate.
Response:  The requested changes will be made in the Amendments.
Shareholder Guide—General Policies
17.	Staff Comment: With respect to the fifth bullet point of the fifth paragraph, please add: "Any securities distributed in kind will remain exposed to market risk until sold, and you may incur taxable gain when selling the securities."
Response:  The requested change will be made in the Amendments.
Shareholder Guide—Financial Highlights
18.	Staff Comment: In the parenthetical in the first sentence of the first paragraph, please add that the financial highlights information provided for Dreyfus S&P 500 Index Fund is for Investor shares only.
Response:  The existing share class of Dreyfus S&P 500 Index Fund will not be redesignated as Investor shares.  Only the existing share classes of the other Funds will be redesignated as Investor shares.  Accordingly, the financial highlights information provided for Dreyfus S&P 500 Index Fund is for its single existing share class, which is not separately designated.
Back Cover
All Funds
19.	Staff Comment: Please place the SEC file number at the bottom of the page and reduce the font size. Per Item 1(b)(4) of Form N-1A, include "[t]he Fund's Investment Company Act file number on the bottom of the back cover page in type smaller than that generally used in the prospectus (e.g., 8-point modern type)."
Response:  The requested change will be made in the Amendments.
SAI
Manager's and Sub-Advisers' Compensation; Compliance Services
20.	Staff Comment: Please revise the first three charts in this section and their accompanying text to comply with the fee disclosure requirements noted below.
For each fund shown in the charts that has a sub-adviser, first determine whether the fund operates pursuant to an exemptive order from the Commission granting, among other exemptions, relief for "multi-manager" funds from disclosing fees to certain sub-advisers and permitting aggregate disclosure ("Aggregate Fee Order").  If the fund does not operate pursuant to an Aggregate Fee Order, the fund should comply with the fee disclosure requirements set forth in Form N-1A, as described below.  If the fund does operate pursuant to an Aggregate Fee Order, the fund should comply with the fee disclosure requirements set forth in Form N-1A, as modified by the Aggregate Fee Order, also as described below.
Please note that General Instruction A of Form N-1A states that terms used in Form N-1A have the same meaning as those in the 1940 Act or the related rules, unless otherwise indicated.  An "investment adviser" (as defined in Section 2(a)(20) of the 1940 Act) encompasses sub-advisers.  For clarity, the terms "primary adviser" and "sub-adviser" are used below.
Item 10 of Form N-1A
Fee disclosure required by Item 10 of Form N-1A varies based on two factors:  (1) whether the fund pays the primary adviser and the primary adviser then pays each sub-adviser (the "traditional pay model") or whether the fund pays each sub-adviser directly (the "direct pay model"); and (2) whether the fund has been in operation for a full fiscal year (an "existing fund") or not (a "new fund").1
——————————————
[1]
In addition to the information described below, if the fee paid to a primary adviser or a sub-adviser is not based on a percentage of average net assets (e.g., such adviser receives a performance-based fee), the fund must describe the basis of the adviser's compensation.  Currently, none of the funds in the referenced charts have a primary adviser or a sub-adviser paid on a basis other than a percentage of average net assets.

Existing FundsTraditional Pay Model.  Existing funds that use the traditional pay model must state the aggregate fee paid to the primary adviser for the most recent fiscal year as a percentage of average net assets (this percentage should be the same as that disclosed in the fee table unless there has been a fee waiver and/or the fee table has been restated).  Fees paid by the primary adviser to each sub-adviser need not be disclosed.
Existing FundsDirect Pay Model.  Existing funds that use the direct pay model also must state the aggregate fee paid to the primary adviser and each sub-adviser for the most recent fiscal year as a percentage of average net assets (this percentage should be the same as that disclosed in the fee table unless there has been a fee waiver and/or the fee table has been restated).
New FundsTraditional Pay Model.  New funds using the traditional pay model must state what the primary adviser's contractual fee is as a percentage of average net assets, including any breakpoints (this percentage should be the same as that disclosed in the fee table, unless the fee table has been restated).  Fees paid by the primary adviser to each sub-adviser need not be disclosed.
New FundsDirect Pay Model.  New funds using the direct pay model must state the aggregate contractual fees paid to the primary adviser and each sub-adviser as a percentage of average net assets (this percentage should be the same as that disclosed in the fee table, unless the fee table has been restated).
Item 19 of Form N-1A
Item 19 of Form N-1A requires the disclosure of fees paid to sub-advisers regardless of whether the fund uses the traditional or direct pay model or whether it is new or existing.
Item 19(a)(3) requires a fund to disclose the total dollar amounts that the fund paid to: (1) the primary adviser, aggregated with amounts paid to sub-advisers that are affiliates of the primary adviser ("affiliated sub-advisers"), if any; and (2) each sub-adviser that is not an affiliated person of the primary adviser ("non-affiliated sub-advisers"), under the investment advisory contract for the last three fiscal years (or, if shorter, for the length of the adviser or sub-adviser's service to the fund).
Item 19(a)(3) also requires disclosure of the method of calculating the advisory fee payable by the fund to the primary adviser and each sub-adviser.  This includes: (1) showing the fee as a percentage of assets and defining how assets are measured (e.g., total assets, managed assets, net assets, etc.); (2) stating the amount of any breakpoint discounts; (3) disclosing, "[i]f applicable, any credits that reduced the advisory fee for any of the last three fiscal years" (each type of credit or offset must be stated separately); and (4) noting any expense limitation provision.  This information must be disclosed individually for the primary adviser and each sub-adviser, including an affiliated sub-adviser.
Item 28 of Form N-1A
Item 28(d) of Form N-1A requires both advisory and sub-advisory agreements to be filed as exhibits to the registration statement.
Aggregate Fee Relief
For funds operating pursuant to an Aggregate Fee Order, disclosure required by Item 10 is not modified.  However, fee disclosure required by Item 19 may be categorized based on the type of relief granted.  For each of the categories, described below, the fund must disclose: (1) the aggregate dollar amount paid to all of the advisers or sub-advisers in the respective category for the past three fiscal years; and (2) the aggregate fee paid to all of the advisers or sub-advisers in each category for the past fiscal year as a percentage of the fund's average net assets.
Order Covers Wholly-Owned Sub-Advisers.  If the order covers non-affiliated sub-advisers and wholly-owned sub-advisers, the fund must disclose (1) the aggregate fee paid to the primary adviser and any affiliated sub-adviser; (2) the aggregate fee paid to any non-affiliated sub-advisers; and (3) the fee paid to each affiliated sub-adviser other than wholly-owned sub-advisers.
Order Does Not Cover Wholly-Owned Sub-Advisers.  If the order covers only non-affiliated sub-advisers, the fund must disclose (1) the aggregate fee paid to the primary adviser and any affiliated sub-advisers; (2) the aggregate fee paid to any non-affiliated sub-advisers; and (3) the fee paid to each affiliated sub-adviser.
Funds operating pursuant to an Aggregate Fee Order are not required to disclose credits, offsets or expense limitation provisions because, using aggregate fees, investors in the fund would see the effects of any credits, offsets or expense limitation provisions to the extent they were applied.
In addition, funds operating pursuant to an Aggregate Fee Order may omit sub-advisory fee information from the sub-advisory agreements filed as exhibits to the registration statement pursuant to Item 28(d).
Response:  The charts in this section and their accompanying text will be revised in the Amendments to comply with the fee disclosure requirements described.
Share Ownership
21.	Staff Comment: Please update the chart to provide information on each person who owns of record or is known by the Funds to beneficially own 5% or more of any class of each Fund's outstanding shares as of a specified date no more than 30 days prior to the filing of the relevant Amendment (see Item 18(b) of Form N-1A).
Response:  The Funds' ownership information presented in the chart will be updated in the Amendments.
Investments, Investment Techniques and Risks
22.	Staff Comment: The last paragraph states:
A large percentage of Dreyfus International Stock Index Fund's Index is comprised of Japanese securities.  Therefore, stocks of Japanese companies will represent a correspondingly large component of the fund's investment assets.  Such a large investment in the Japanese stock market may entail a higher degree of risk than with more diversified international portfolios, especially considering that by fundamental measures of corporate valuation, such as its high price-earnings ratios and low dividend yields, the Japanese market as a whole may appear expensive relative to other world stock markets.
Please add risk disclosure for Japanese securities to Items 4 and 9.
Response:  The following will be added in Fund Details—Investment Risks (with a summary version in Fund Summary—Dreyfus International Stock Index Fund—Principal Risks) in the Amendments:
Risk of investing in Japan and the United Kingdom.  The MSCI EAFE® Index may be comprised of a large percentage of securities of companies organized in Japan or the United Kingdom (UK).  To the extent the fund invests a significant portion of its assets in the securities of companies organized in Japan or the UK, it is more likely to be impacted by events or conditions affecting those countries.  Investments in the Japanese stock market may entail a higher degree of risk than a more diversified international investment.  Japan has in the past experienced prolonged periods of economic and investment underperformance.  In June 2016, the UK held a referendum resulting in a vote in favor of the exit of the UK from the European Union (known as "Brexit").  The current uncertainty and related future developments could have a negative impact on both the UK economy and the economies of other countries in Europe, as well as greater volatility in the global financial and currency markets.
Investment Restrictions—Fundamental Policies—Industry Concentration
23.	Staff Comment: The last sentence of the first paragraph states: "The real estate sectors, with respect to Dreyfus Global Real Estate Securities Fund, in general are not considered an industry for purposes of this Fundamental Policy." Please confirm that the investments of Dreyfus Global Real Estate Securities Fund are included in an industry or group of industries for purposes of the fund's fundamental policy with respect to industry concentration.
Response:  For industry concentration purposes, the investments of Dreyfus Global Real Estate Securities Fund are included in the group of industries that comprise the Real Estate sector, as classified by the Global Industry Classification Standard (GICS).
24.	Staff Comment: Please revise the second paragraph to state: "Invest more than 25% of its total assets in investments in any particular industry or industries (including banking), except to the extent the S&P MidCap 400 Index also is so concentrated, provided that there shall be no limitation on the purchase of obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities." (emphasis added) Please make conforming changes to the disclosure elsewhere in the Amendments, as appropriate.
Response:  Fund management has advised us that when the word "assets" stands alone, the Funds consider it to mean "total assets."  Therefore, the Funds would prefer not to change the existing language, especially since this is a fundamental policy.
25.	Staff Comment: The last sentence of the fourth paragraph states: "For purposes of this Fundamental Policy with respect to Dreyfus Technology Growth Fund, the technology sector in general is not considered an industry." Please confirm that the investments of Dreyfus Technology Growth Fund are included in an industry or group of industries for purposes of the fund's fundamental policy with respect to industry concentration.
Response:  For industry concentration purposes, the investments of Dreyfus Technology Growth Fund are included in the group of industries that comprise the Information Technology and Telecommunication Services sectors, as classified by GICS, and in technology-related industries included in other GICS sectors.
Investment Restrictions—Nonfundamental Policies—Illiquid Investments
26.	Staff Comment: Please supplementally explain why the Funds' nonfundamental policy with respect to illiquid investments is limited to repurchase agreements. An open-end fund should invest no more than 15% of its net assets in illiquid assets generally.
Response:  Not all of the investment restrictions applicable to open-end funds are reflected in the Funds' fundamental or nonfundamental policies.  We have been advised by Fund management that the Funds intend to comply with all of the investment restrictions applicable to open-end funds, including the 15% limitation on illiquid assets.
Investment Restrictions—Fundamental and Nonfundamental Policies Related to Fund Investment Objectives, Diversification and Names
27.	Staff Comment: The second chart in this section states that Dreyfus Smallcap Stock Index Fund invests, under normal circumstances, at least 80% of its net assets, plus any borrowings for investment purposes, in "[s]tocks included in the S&P SmallCap 600 Index and in futures whose performance is tied to the index[.]" A footnote states that "[t]he fund generally is fully invested in such investments." Please supplementally explain how this footnote is accurate given disclosure elsewhere in the 485(a) Amendments stating that the Fund engages in a "sampling" process, whereby it selects stocks so that the portfolio has investment characteristics that closely approximate those of the index.
Response:  The referenced disclosure has been revised as follows:  "The fund generally is fully invested in a representative sample of such investments."  See the response to Comment No. 4 above.
*    *    *    *    *

We hope the Staff finds that this letter and the revisions included in the Amendments are responsive to the Staff's comments.  Should members of the Staff have any questions or comments regarding the Amendments, they should call the undersigned at 212.806.6401.
Very truly yours,

/s/ Max Vogel
Max Vogel

cc:            Janna Manes